United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Moody’s updates on Vale’s Credit Ratings Rio de Janeiro, June 2nd, 2025 – Vale S.A. (“Vale”) informs that in a report released today, Moody’s Investor Service (“Moody’s”) has revised Vale’s outlook from positive to stable, keeping the rating at Baa2. The decision reflects the change in the outlook for Brazil's sovereign rating from positive to stable (Ba1 stable). The report is available on Moody's website, and also as an attachment to this communication. A free translation into Portuguese will be released to the market shortly. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Mariana Rocha: mariana.rocha@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Rating Action: Moody's Ratings takes action on Brazilian corporates following sovereign rating action 02 Jun 2025 New York, June 02, 2025 -- Moody's Ratings (Moody's) has taken rating actions on certain companies operating in Brazil. The actions follow the affirmation of Government of Brazil's (Brazil) long-term local and foreign currency issuer rating and senior unsecured bond ratings at Ba1, the senior unsecured shelf rating at (P)Ba1 and the change in outlook to stable from positive. The change in Government of Brazil's outlook to stable reflects a tapering of upside credit risks in light of a pronounced deterioration in debt affordability and slower-than-expected progress in addressing spending rigidity and building credibility around fiscal policy, despite adherence to primary balance targets. The government's ability to materially reduce fiscal vulnerabilities and stabilize debt burden in the short run remains constrained by spending rigidity and rising borrowing costs. These challenges offset upside investment and GDP growth potential and continued economic reforms that are broadly supportive of Brazil's credit quality. At Ba1, we now assess the credit risks to be balanced. For further information, refer to the rating action press release: https://ratings.moodys.com/ratings-news/444170. Ambev S.A.'s (Ambev) issuer ratings were affirmed at Baa2. The outlook changed to stable from positive. Petroleo Brasileiro S.A. – PETROBRAS' (Petrobras) Ba1 corporate family rating was affirmed. At the same time, we affirmed Petrobras' ba1 Baseline Credit Assessment (BCA) and the Ba1 rating of the backed senior unsecured debt issuances of Petrobras Global Finance B.V. and Petrobras International Finance Company. We also affirmed the (P)Ba2 backed subordinate shelf rating, the (P)Ba1 backed senior unsecured shelf rating, and (P)Baa3 backed senior secured shelf rating under Petrobras International Finance Company. The outlook for all ratings changed to stable from positive. Vale S.A.'s (Vale) issuer rating and senior unsecured rating, and the backed senior unsecured ratings on the debt issued by Vale Overseas Limited (fully and unconditionally guaranteed by Vale) were affirmed at Baa2. The outlook for Vale S.A. and Vale Overseas Limited changed to stable from positive. RATINGS RATIONALE We view that the ratings of these issuers are constrained by the credit quality of the sovereign environment. The creditworthiness of these companies cannot be completely de-linked from the credit quality of the Brazilian government, and thus their ratings need to closely reflect the risk that they share with the sovereign. We view that there is presently a limit to the rating of certain issuers in relation to the sovereign ratings in line with our methodology "Assessing the Impact of Sovereign Credit Quality on Other Ratings" published on June 20, 2019, and available on https://ratings.moodys.com/rmc-documents/60258. Ambev S.A. Ambev's Baa2 rating is supported by its scale as one of the world's largest brewers; presence in 18 countries; leading positions in most of its operating markets, including Brazil and Canada; and vast portfolio of brands of alcoholic and nonalcoholic beverages. The company benefits from its geographic diversification and brand recognition while its scale translates into a higher bargaining power with suppliers. Moreover, its geographic and product diversification mitigates cash flow volatility arising from weather events or market downturns in specific regions. The company's dominant market position in Brazil, strong execution capabilities and strict cost control allow it to withstand market volatility and still maintain exceptionally strong profitability and credit metrics. Ambev's limited reliance on the local banking system for funding, its generation of a significant portion of assets and cash outside Brazil, and its importance to the controlling shareholder Anheuser-Busch InBev SA/NV (ABI, A3 positive) help offset the negative effect of the company's links to the Brazilian economy. Ambev's rating is constrained by the volatility in its commodity-linked input costs and its reliance on effective hedging strategies to make its costs more predictable. Also, there is a likelihood of continued high dividend payouts to its controlling shareholder ABI. The stable outlook reflects Ambev's exceptionally strong credit metrics, dominant market positions and operational stability, along with its other characteristics, help outweigh the effects of its links with the sovereign, where it generates more than 50% of its EBITDA. We expect Ambev to benefit from the diversification of its portfolio and its geographic footprint, and to maintain conservative financial management and strict cost control. Petroleo Brasileiro S.A. - PETROBRAS Petrobras Ba1 corporate family rating (CFR) and ba1 Baseline Credit Assessment (BCA), a measure of a company's standalone credit risk without government support, reflect the company's strong credit metrics for its rating category, and its track record of operational and financial improvement. Despite being a government related entity, there is a low likelihood that the company will default as a result of sovereign credit distress given Petrobras' solid financial metrics and capital structure; its low reliance on domestic funding sources; its limited exposure to foreign-currency risk, given the low and declining share of the refining business; and the fact that around 30% of its sales are related to exports. In addition, we expect Petrobras' operating and financial discipline to continue to support cash generation, which will help sustain its current capital structure. Conversely, Petrobras' rating is constrained by the company's exposure to potential policy shifts and risk of government influence in the company's business decisions. The stable outlook on Petrobras' ratings reflects our view that its credit profile will remain mostly unchanged over the next 12-18 months. Vale S.A. Vale is currently rated two notches above the rating of the Government of Brazil, which is supported by Vale's strong business profile and its leading position in iron ore and nickel production globally, with cash flow and profitability showing minimal correlation with domestic economic conditions. Vale is highly unlikely to default as a consequence of sovereign credit stress or default, since its large reliance on Government of China (China, A1 negative) and large developed countries provide reasonable insulation from Brazil's macroeconomic and political environment. About 90% of Vale's revenues are generated outside Brazil. Moreover, cash generated outside Brazil covers debt service and principal payment, therefore restrictions in capital flows are unlikely to impact Vale's ability to service debt in case there are restrictions in capital flows. However, Vale has about 73% of total fixed assets located in Brazil, the majority of which is iron ore, followed by Canada (Vale Canada) with about 20%. Given the large cash flow reliance on iron ore assets located in Brazil, we are unlikely to widen the rating differential to the Government of Brazil rating. Even though Vale's business profile remains constrained by the concentration in iron ore for cash flow generation (about 89% of EBITDA in the twelve months ended in March 2025), focus on growth in base metals (nickel and copper) will support some cash flow diversification away in a more material way with the planned capacity expansion in nickel and in particular in copper. The Baa2 rating is further supported by Vale's portfolio of long lived assets (in iron ore, nickel and copper), relatively low cost position and strong balance sheet, with leverage close to (or below) 1x (total debt/EBITDA) since 2020. The stable outlook reflects the expectation that Vale will maintain its strong operating and financial performance over the next 12-18 months, keeping its financial discipline in capital allocation, excellent liquidity and a conservative balance sheet and debt protection metrics while it continues to invest in growth, with the expansion in nickel and copper leading to a more balanced cash flow contribution between iron ore and base metals. The stable outlook also incorporates our expectation that there will be no significant increase in provisions and cash disbursements related to Brumadinho or Samarco that could affect the company's liquidity or leverage. FACTORS THAT COULD LEAD TO AN UPGRADE OR DOWNGRADE OF THE RATINGS Ambev S.A. A rating upgrade would depend on an upgrade of Brazil's sovereign rating, and would require Ambev to maintain steady and strong credit metrics. Ambev's rating or outlook could face negative pressure if its overall operating performance were to deteriorate because of greater-than-expected volatility in any of its major markets, or if the company's leverage were to increase significantly because of a change in its capital structure or a debt-financed acquisition. Quantitatively, a downgrade could be considered if credit metrics deteriorates, such as EBITA margin below 22% coupled with EBIT/interest below 5.5x or debt/EBITDA above 3.0x on a sustained basis (all metrics are according to our standard adjustments and definitions). Petroleo Brasileiro S.A. - PETROBRAS The ratings could be upgraded if credit metrics are at least stable and there is evidence of significant lower exposure to adverse government influence. An upgrade of Petrobras' rating would also require an upgrade of Brazil's sovereign rating. Petrobras' ratings could be downgraded if its operating performance deteriorates or there are external factors that increase liquidity risk or debt leverage from the current levels on a sustained basis; if the quality of the company's corporate governance declines, increasing its vulnerability to adverse government interference; or if Brazil's sovereign rating is downgraded. Vale S.A. An upward rating movement would require a sustainably strong performance, supported by leading market positioning in its main segments and low-cost operations, and positive free cash flow generation through different industry cycles, with further diversification coming from stronger contribution of the base metals segments to cash flows. An upgrade would also depend on the maintenance of an excellent liquidity and a continued disciplined approach to capital allocation related to capex and shareholder returns. Quantitatively, an upgrade would be considered if the company can sustain Moody's-adjusted leverage (total debt/EBITDA) below 2x and interest coverage, measured by (EBITDA- Capex) / Interest Expense, stays at 8x and above, with RCF/debt consistently above 40%. Moreover, an upward rating movement would be subject to the relative position of Vale's rating to Brazil's sovereign rating. Conversely. Vale's ratings could be downgraded should the actual costs related to the disasters in Brumadinho or disbursements related to Samarco be materially above the amounts already provisioned due to higher fines and settlements, litigations and class actions, or if operations endure production disruptions, higher costs or lower commodity prices, affecting profitability and free cash flow generation, leading to a deterioration in liquidity. Evidence that ESG initiatives, enhanced risk control and governance oversight fail to progress as planned could also lead to a negative rating action. Quantitatively, we could downgrade the rating if, on a sustained basis, with leverage rations (total debt to EBITDA) trends towards at 2.5x and above, interest coverage, measured by (EBITDA- Capex) / Interest Expense, falls below 5.5x and RCF/debt stays below 35%. In addition, a downgrade of the Government of Brazil rating would also trigger a downgrade. AFFECTED RATINGS Issuer: Ambev S.A Affirmation: ...Issuer Rating, Affirmed at Baa2 Outlook Actions: ...Outlook, Changed to Stable from Positive Issuer: Petroleo Brasileiro S.A. - PETROBRAS Affirmations: ...Corporate Family Rating, Affirmed at Ba1 ....Baseline Credit Assessment, Affirmed at ba1 Outlook Actions: ...Outlook, Changed to Stable from Positive Issuer: Petrobras Global Finance B.V. Affirmations: ...Backed Senior Unsecured Regular Bond/Debenture, Affirmed at Ba1 Outlook Actions: ...Outlook, Changed to Stable from Positive Issuer: Petrobras International Finance Company Affirmations: ...Backed Senior Unsecured Regular Bond/Debenture, Affirmed at Ba1 ...Backed Senior Unsecured Shelf, Affirmed at (P)Ba1 ...Backed Subordinate Shelf, Affirmed at (P)Ba2 ...Backed Senior Secured Shelf, Affirmed at (P)Baa3 Outlook Actions: ...Outlook, Changed to Stable from Positive Issuer: Vale S.A. Affirmations: ...Issuer Rating, Affirmed at Baa2 ...Senior Unsecured Regular Bond/Debenture, Affirmed at Baa2 Outlook Actions: ...Outlook, Changed to Stable from Positive Issuer: Vale Overseas Limited Affirmations: ...Backed Senior Unsecured Regular Bond/Debenture, Affirmed at Baa2 Outlook Actions: ...Outlook, Changed to Stable from Positive The principal methodology used in rating Ambev S.A. was Alcoholic Beverages published in December 2021 and available at https://ratings.moodys.com/rmc-documents/360647. The principal methodologies used in rating Petroleo Brasileiro S.A. - PETROBRAS, Petrobras Global Finance B.V., and Petrobras International Finance Company were Integrated Oil and Gas published in September 2022 and available at https://ratings.moodys.com/rmcdocuments/ 393389, and Government-related Issuers published in May 2025 and available at https://ratings.moodys.com/rmc-documents/443641. The principal methodology used in rating Vale S.A. and Vale Overseas Limited was Mining published in April 2025 and available at https://ratings.moodys.com/rmc-documents/440607. Alternatively, please see the Rating Methodologies page on https://ratings.moodys.com for a copy of these methodologies. REGULATORY DISCLOSURES For further specification of Moody's key rating assumptions and sensitivity analysis, see the sections Methodology Assumptions and Sensitivity to Assumptions in the disclosure form. Moody's Rating Symbols and Definitions can be found on https://ratings.moodys.com/ratingdefinitions. For any affected securities or rated entities receiving direct credit support/credit substitution from another entity or entities subject to a credit rating action (the supporting entity), and whose ratings may change as a result of a credit rating action as to the supporting entity, the associated regulatory disclosures will relate to the supporting entity. 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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 02, 2025		Director of Investor Relations